May 18, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan
Christina De Rosa

Re:	Citizens, Inc.
Post Effective Amendment No.1 to Form S-3 on Form S-1
Filed on May 7, 2015
Post Effective Amendment No.2 to Form S-3 on Form S-1
Filed on May 15, 2015
File No. 333-185618
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Citizens, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Post Effective Amendment No.1 to its Form S-3 Registration Statement (File No. 333-185618), as amended (the “Amendment”), so that it may become effective at or before 9:00 am on May 19, 2015, or as soon as practicable thereafter.

The Registrant hereby acknowledges that it is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as it relates to the proposed public offering of the securities specified in its Amendment noted above.

In connection with our request for acceleration, we acknowledge that:

•	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that we be notified of such effectiveness by a telephone call to the Company’s General Counsel, Geoffrey M. Kolander, at (512) 837-7100.

/s/ Rick Riley

Rick D. Riley

Vice Chairman and President